SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

12 August 2005

05010773

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 August 2005. Re: Silverstone Corporation Berhad ("SCB") - a) Proposed disposal by SCB of the entire issued and paid-up capital of Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each, to Quay Class Ltd ("QLC"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances, due from the SCB Group to SB at the completion date, for a total consideration of RM225 million, to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments; and b) Proposed restricted offer for sale of the SB Consideration shares by SCB to its eligible minority shareholders and/or proposed placement of the SB consideration shares by SCB to members of the public for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

AUG 30 2005
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

8/30

Form Version 2.0

General Announcement

Reference No MM-050810-61014

	Submitting Merchant Bank (if applicable)	: AmMerchant Bank Berhad
	Submitting Secretarial Firm Name (if applicable)	.
*	Company name	: Silverstone Corporation Berhad
*	Stock name	: SILSTON
*	Stock code	: 5061
*	Contact person	: Tan Keng Lin / Goh Lee Sean
*	Designation	: Director/Co-Head / Associate Director

* Type : ● Announcement ○ Reply to query

* *Subject :*

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")
(A) PROPOSED DISPOSAL OF SB; AND
(B) PROPOSED ROFS AND/OR PROPOSED PLACEMENT

* **Contents :-**

(A) PROPOSED DISPOSAL BY SCB OF THE ENTIRE ISSUED AND PAID-UP CAPITAL OF SILVERSTONE BERHAD ("SB"), COMPRISING 203,877,500 ORDINARY SHARES OF RM1.00 EACH ("SB SALE SHARES"), TO QUAY CLASS LTD ("QCL"), A WHOLLY-OWNED SUBSIDIARY OF LION FOREST INDUSTRIES BERHAD ("LFIB"), INCLUDING THE ASSUMPTION BY QCL OF THE NET INTER-COMPANY BALANCES, DUE FROM THE SCB GROUP TO SB AT THE COMPLETION DATE ("LIABILITIES"), FOR A TOTAL CONSIDERATION OF RM225 MILLION, TO BE SATISFIED BY THE ISSUANCE OF 26.5 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN LFIB TO SCB AT AN ISSUE PRICE OF RM2.74 PER SHARE ("SB CONSIDERATION SHARES") AND THE BALANCE OF RM152,390,000 BY WAY OF DEFERRED CASH PAYMENTS ("PROPOSED DISPOSAL OF SB"); AND

(B) PROPOSED RESTRICTED OFFER FOR SALE OF THE SB CONSIDERATION SHARES BY SCB TO ITS ELIGIBLE MINORITY SHAREHOLDERS ("PROPOSED ROFS") AND/OR PROPOSED PLACEMENT OF THE SB CONSIDERATION SHARES BY SCB TO MEMBERS OF THE PUBLIC ("PROPOSED PLACEMENT")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

This announcement is dated 10 August 2005.

We refer to the announcements on 31 January 2005 and 19 April 2005 made by AmMerchant Bank Berhad (a member of the AmInvestment Group) (**"AmMerchant Bank"**) on behalf of SCB in relation to the Proposals.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P. O. Box 10233
50708 Kuala Lumpur.

On behalf of the Company, AmMerchant Bank wishes to announce that SB has received notification that the lenders of SB have no objection to the Proposals, subject to the following conditions:-

(a) Satisfactory information and documentation that the change in ownership in no way weakens SB's financial position or security for the restructured term loan facility and restructured working capital facilities;

(b) The subordinated bonds issued to SCB are cancelled and SCB fully discharges SB from all further up-streaming obligations; and

(c) No up-streaming obligations will be imposed by LFIB on SB.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P. O. Box 10233
50708 Kuala Lumpur.